Thomas Kluck

Office of International Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

USA

By EDGAR and E-Mail

September 4, 2018

Oesterreichische Kontrollbank Aktiengesellschaft

Republic of Austria

Registration Statement under Schedule B

Filed July 24, 2018

File No. 333-226311

Form 18-K for the Fiscal Year Ended December 31, 2017

Filed June 22, 2018

File No. 333-134038

Dear Mr. Kluck:

Thank you for your comment on the Registration Statement on Schedule B filed by Oesterreichische Kontrollbank Aktiengesellschaft (the “Bank”) and the Republic of Austria (the “Republic”) on July 24, 2018 and on the Annual Report on Form 18-K filed by the Bank and the Republic on June 22, 2018. Set forth below is the Bank’s response to the Staff’s comment. For ease of reference, the Staff’s comment is repeated in bold-face type below, followed by the Bank’s response to the comment.

General

1. Please update your disclosure to discuss the recent re-imposition of U.S. sanctions with respect to Iran, including, but not limited to:

•	their impact on, or application to, the Oesterreichische Kontrollbank;
•	any potential impact that the U.S. sanctions could have on U.S. investors or U.S. persons in this offering;
•	how the bank intends to monitor its compliance with the sanctions; and
•	whether there are any measures in place relating to the use of proceeds for activities that could violate the sanctions.

For the reasons set forth below, the Bank believes that the recent re-imposition of U.S. sanctions with respect to Iran has not had, and is not expected to have, any material impact on the Bank or on U.S. investors or U.S. persons participating in the Bank’s securities offerings.

The Bank itself has no Iranian clients. The Bank does not conduct any business directly with any Iranian counterparties. Although the Bank, acting as agent of the Republic in the administration of export guarantees, entered into memoranda of understanding with the Central Bank of Iran and the Export Guarantee Fund of Iran in 2016 following the conclusion of the Joint Comprehensive Plan of Action, pursuant to which the parties expressed their intent to support trade, investment and other forms of economic cooperation between Austria and Iran through export credit guarantee and insurance, the Bank believes that the memoranda have effectively become obsolete as a result of a limitation imposed on the Republic’s cover with respect to Iran as described below. The Bank is not otherwise party to any agreements or other commercial arrangements with the government of Iran or any entities it controls, or any other persons or entities targeted by the recent re-imposition of U.S. sanctions with respect to Iran.

While the Bank conducts no Iran-related business directly on its own account, it does have some limited indirect exposure to Iran in its capacity as an export credit agency acting on behalf of the Republic. In this role, it acts as agent of the Republic for the administration of export guarantees (with any payments becoming due under such export guarantees being paid from funds of the Republic). The Ministry of Finance of the Republic has established a cover policy for specific countries on which it bases its decisions to grant cover for individual export transactions. The Bank has no control over the content of this policy. With respect to Iran, cover against political and commercial risks is available pursuant to this policy only if the respective transaction is completely delivered and repaid by November 4, 2018 and complies with all relevant sanctions laws and regulations. Also, export transactions relating to the military and nuclear industry are explicitly excluded from cover under Austrian law. The Bank conducts sanctions screening on each export transaction, including on the counterparties of its customers, to check whether any party is a target of any U.S. or other sanctions.

The total value of Iran-related export guarantees issued by the Republic in 2017 which the Bank administered was EUR 33 million (representing 0.62% of the total value of all guarantees issued by the Republic and administered by the Bank in 2017). The total value of Iran-related export guarantees for 2018 year-to-date is approximately EUR 16 million, with no further such business expected for the remainder of 2018 and the foreseeable future. The Bank’s fee income from these Iran-related activities for 2017 was EUR 51,000, representing 0.04% of the Bank’s total net interest income and net fee and commission income in 2017; year-to-date for 2018, the Bank’s fee income from such activities was approximately EUR 20,000.

The Bank observes and takes account of all sanctions and import and export laws and regulations of all countries in which it does business when undertaking its activities. This includes U.S. Department of Commerce Export Administration Regulations, U.S. Department of State International Traffic in Arms Regulations and economic sanctions laws and export controls administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. The Bank performs comprehensive screening of all clients at the outset of every new business relationship and on a daily basis during the business relationship against U.S., European Union and other relevant sanctions lists. Additionally, the Bank has procedures in place to ensure that proceeds from the Bank’s SEC-registered offerings are ring-fenced from any Iran-related business.

Given that the Bank, as set forth above, (i) has no Iranian clients and does not conduct business directly with Iranian counterparties itself, (ii) has only minimal exposure to Iran in its capacity as export credit agency on behalf of the Republic, and any such exposure is expected to end by November 4, 2018, (iii) conducts comprehensive sanctions screening of all clients and for all export transactions and (iv) has ring-fencing procedures relating to the use of proceeds from SEC-registered offerings, the Bank respectfully submits that additional disclosure on the recent re-imposition of U.S. sanctions with respect to Iran is not necessary. The re-imposition of U.S. sanctions has not had any material impact on and does not pose any material risk to the Bank or U.S. investors or other U.S. persons participating in the Bank’s securities offerings and is not expected to have any such impact or pose any such risk going forward. This development should therefore not be material to an investor in assessing, as part of the overall mix of information, an investment in the Bank’s securities.

Based on the foregoing, the Bank does not believe that under these circumstances the disclosure of any additional information regarding the Bank’s limited Iran-related activities would be significant to investors.

We trust the foregoing responds adequately to the Staff’s comment. If you have any additional comments or questions, please do not hesitate to contact the undersigned.

Yours sincerely,

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ MAG. HELMUT BERNKOPF

Mag. Helmut Bernkopf

Member of the Board of Executive Directors

/s/ MAG. ANGELIKA SOMMER-HEMETSBERGER

Mag. Angelika Sommer-Hemetsberger

Member of the Board of Executive Directors

cc:

Mag. Silvia Maca

Director, Head of the Division for Export Financing and International Export Promotion Policy

Ministry of Finance, Republic of Austria

Marc O. Plepelits, Esq.

Allen & Overy LLP

Leo Borchardt, Esq.

Davis Polk & Wardwell London LLP